Beth De Santo Associate

DIRECT TEL +1 212 878 8232 DIRECT FAX +1 212 878 8375 beth.desanto@cliffordchance.com

VIA EDGAR AND FACSIMILE

November 16, 2004

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Attention: Elaine Wolff, Special Counsel
Washington, D.C. 20549

Re:	Feldman Mall Properties, Inc. Amendment No. 3 to the Registration Statement on Form S-11 Filed November 15, 2004 Registration No. 333-118246

Dear Ms. Wolff:

On behalf of our client, Feldman Mall Properties, Inc., a Maryland corporation (the “Company”), and in accordance with our telephone conversation yesterday, we suggest adding the following disclosure in response to the second comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff’), received by letter dated November 8, 2004 (the “November 8 Letter”), with respect to Amendment No. 2 to the registration statement (the “Registration Statement”) on Form S-11 (Registration No. 333-118246) filed by the Company on October 22, 2004.

“Additional Information Regarding Tower Realty Trust, Inc.

       Tower Realty Trust, Inc., or Tower, was organized as a Maryland corporation in March 1997 and operated as a REIT for federal income tax purposes. From 1997 to August 1998, Larry Feldman, our Chairman and Chief Executive Officer, served as Chairman, Chief Executive Officer and President of Tower. In addition, Jim Bourg, our Executive Vice President and Chief Operating Officer and Scott Jensen, our Executive Vice President of Leasing, also served as members of the senior management team of Tower.

       The following information is based on Tower’s annual report filed on Form 10-K for the fiscal year ended December 31, 1998. As of December 31, 1998, Tower’s portfolio of property consisted of approximately 25 office buildings containing approximately 4.6 million square feet and had a weighted average occupancy rate of approximately 94.6%. In addition, Tower managed approximately 800,000 square feet of retail space. Substantially all of Tower’s properties were located either in New York, New York, Orlando, Florida or Phoenix, Arizona.

Elaine Wolff
November 16, 2004

On October 16, 1997, Tower consummated an initial public offering of 13,817,250 shares of common stock, par value $0.01 per share (including the exercise of the underwriters’ over-allotment option of 1,802,250 shares) at a price of $26.00 per share and effected concurrent private placements of 1,153,845 shares of common stock and 1,949,360 shares of common stock in connection with the purchase of certain properties at a price of $26.00 per share and realized net proceeds from the offering and the concurrent private placements of $353.35 million. Tower’s common stock commenced trading on the NYSE on October 16, 1997 under the symbol “TOW.”

Tower adopted a policy of paying regular quarterly distributions on its common and preferred stock and OP units. Cash distributions were paid on Tower’s common stock and OP units with respect to the period since its inception. The following table sets forth information regarding the declaration and payment of distributions by Tower since its commencement of operations on October 16, 1997 through the quarter in which the members of our senior management team resigned from Tower.

Period Which Distribution Relates	Distribution Record Date	Distribution Payment Date	Per Share Distribution Amount

October 16, 1997 – December 31, 1997	12/31/97	1/15/98	$.3536	(1)
January 1, 1998 – March 31, 1998	03/31/98	4/15/98	$.4225
April 1, 1998 – June 30, 1998	06/30/98	7/15/98	$.4225
July 1, 1998 – September 30, 1998	09/30/98	10/15/98	$.4225

(1) Represents the pro rata portion (for the period from October 16, 1997 (date of offering) through December 31, 1997) of a quarterly distribution of $.4225 per share.

The foregoing information represents the historical experience of certain members of our senior management team. Tower did not invest in mall properties. Investors in our Company should not assume that they will experience returns, if any, comparable to those experienced by investors in Tower. Investors who purchase shares in our Company will not thereby acquire any ownership interest in any corporation to which the following information relates.”

*    *    *

We believe that the addition of the foregoing information into the Company’s prospectus is sufficient to satisfy the disclosure requirements of Guide 5. We note that there are additional items listed in the “prior performance” section of Guide 5 (e.g., number of properties purchased and location, number of investors, number of properties sold, etc.) that we do not address directly.We believe that inclusion of this information is not relevant to assessing our management team’s prior experience with Tower Realty Trust, Inc. Given that the members of our senior management team were part of a larger management team for Tower, these individuals could not unilaterally control the operations of Tower. As such, specific disclosure regarding property acquisitions and dispositions (for example) are not indicative of the “prior performance” of our management team. Therefore, such information is not critical to an investor’s understanding of the “prior performance” of our management team and should not be required given the sound policy reasons behind the adoption of Guide 5.

Elaine Wolff
November 16, 2004

We have been advised by the Company and the underwriters that they plan to commence the marketing phase of the Company’s initial public offering this week. We would thus greatly appreciate resolving this matter sometime during the day on Tuesday, November 16, 2004. Questions in connection with this letter should be directed to the undersigned at 212-878-8232 or Jay L. Bernstein at 212-878-8527.

Very truly yours,

/s/ Beth A. De Santo

Beth A. De Santo, Esq.

Enclosures

cc:	Jeffrey A. Shady, Esq. Larry Feldman Jim Bourg Tom Wirth